SECURITIES
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06007141

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:
Lepercq, de Neuflize/Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street - 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Cotta (212) 698-0851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway, Suite 1105A	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant st be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Cotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lepercq, de Neuflize/Tocqueville Securities L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ELIZABETH F. BOSCO
NOTARY PUBLIC, State of New York
No. 01BO6020808 Qualified in Nassau County
Certificate Filed in New York County
Commission Expires March 8, 2007

Signature

Chief Operating Officer of the General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditor's Report

To the General and Limited Partners of
Lepercq, de Neuflize/Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Lepercq, de Neuflize/Tocqueville Securities L.P. (a limited partnership) as of December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Lepercq, de Neuflize/Tocqueville Securities L.P. as of December 31, 2005, 2004, and 2003 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
March 23, 2006

LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.
(a limited partnership)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,		
	2005	2004	2003
Cash and Cash Equivalents (Note 2)	$ 229,155	$ 53,074	$ 116,676
Commissions Receivable	513,160	401,075	374,521
Due from General Partner (Note 5)	29,479	48,049	60,150
Due from Limited Partner (Note 5)	1,265,957	1,371,641	634,628
Prepaid Expenses	13,510	8,972	9,550
Investments (Note 6)	127,802	123,302	123,302
Other	57,826	57,825	57,825
TOTAL ASSETS	$ 2,236,889	$ 2,063,938	$ 1,376,652

LIABILITIES AND PARTNERS' CAPITAL

	2005	2004	2003
LIABILITIES:			
Accounts Payable and Accrued Expenses	$ 70,126	$ 79,663	$ 45,131
Taxes Payable	8,959	48,706	20,067
Other Payable	11,798	3,412	1,187
TOTAL LIABILITIES	$ 90,883	$ 131,781	$ 66,385
PARTNERS' CAPITAL:			
General Partner	$ 16,551	$ 19,569	$ 13,101
Limited Partners	2,129,455	1,912,588	1,297,166
TOTAL PARTNERS' CAPITAL	$ 2,146,006	$ 1,932,157	$ 1,310,267
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,236,889	$ 2,063,938	$ 1,376,652

See accompanying notes to statements of financial condition.

LEPERCQ, DE NEUFLIZE/TOCQUEVILLE SECURITIES L.P.
(a limited partnership)
NOTES TO STATEMENTS OF FINANCIAL CONDITION

1. Organization

Lepercq, de Neuflize/Tocqueville Securities L.P. (formerly Tocqueville Securities L.P.) (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership changed its name to Lepercq, de Neuflize/Tocqueville Securities L.P. on February 8, 2002. The general partner of the Partnership (the "General Partner") is Tocqueville Management Corp., (formerly Francois Sicart & Associates, Inc.). The limited partners of the Partnership (the "Limited Partners") are Tocqueville Asset Management L.P. and LN Securities Inc., (formerly Lepercq, de Neuflize Securities Inc.).

In connection with a series of transactions and amended and restated agreements, the Partnership admitted LN Securities Inc. as a limited partner with a 33 1/3% ownership interest, in exchange for brokerage accounts and a 30% ownership interest in Lepercq, de Neuflize Asset Management LLC (a Delaware limited liability company) contributed by LN Securities Inc.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership will have all power and authority necessary or appropriate for the conduct of such business.

Profits and losses are computed separately with respect to items specially allocated among the Partners. LN Securities Inc. is allocated 40% of gross commission revenues earned from the Lepercq clients, less related clearing charges. All remaining profits and losses are allocated 99% to Tocqueville Asset Management L.P. and 1% to Tocqueville Management Corp. Distributions shall be made to the Partners in accordance with the manner in which profits and losses have been allocated.

2. Significant Accounting Policies

At December 31, 2005 and December 31, 2004, cash and cash equivalents included demand deposits and Tamarack Investment Funds. At December 31, 2003, cash and cash equivalents included demand deposits and the Great Hall Investment Funds.

The Partnership maintains its cash deposit account at a commercial bank. At times, the cash balance may exceed the federally insured limits. The Partnership has not experienced any losses on the account. Management believes that the Partnership will not be exposed to any significant credit risk on the account.

For comparative purposes, certain account balances have been reclassified on the financial statements.

The Partnership had no material differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Furthermore, the Partnership had no net operating loss carryforward or carryback. Accordingly, the Partnership did not recognize a deferred tax asset or liability.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2005, 2004 and 2003. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. Income Taxes

The Internal Revenue Code of 1986, as amended, provides that a partnership is not subject to Federal income tax. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made for Federal income tax. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

5. Related Party Transactions

At December 31, 2005, the Partnership had made working capital advances of $29,479 to its General Partner and $1,265,957 to its Limited Partner, Tocqueville Asset Management L.P. Working capital advances of $48,049 to its General Partner and $1,371,641 to its Limited Partner, Tocqueville Asset Management L.P. were outstanding at December 31, 2004. Working capital advances of $60,150 to the General Partner and $634,628 to the Limited Partner, Tocqueville Asset Management L.P. were outstanding at December 31, 2003.

In 2004, the Partnership had guaranteed a term promissory note with a bank for Tocqueville Asset Management L.P.

As part of an agreement with the Partnership, its affiliates provide certain services as may be required by the Partnership to conduct its business. The cost of such services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on estimated usage and/or its estimated contribution to gross income.

6. Investments

On October 26, 1999, the Partnership purchased 45,000 restricted shares of TimeBills.com, Inc. Series B convertible, preferred stock for $45,000.

In March 2000, TimeBills.com changed its name to OpenAir.com. During 2000, the Partnership purchased 15,152 restricted shares of the company's Series C convertible, preferred stock for $50,002.

On June 28, 2000, the Partnership purchased 300 warrants of the National Association of Securities Dealers, Inc. for $3,300. In June 2005, the Partnership exercised the warrants and purchased 300 warrant shares for $4,500. The Partnership is currently holding these shares in the form of a voting trust certificate for common stock shares of NASDQ Stock Market, Inc. In 2006, the warrant shares become eligible to be sold in the proposed NASDQ Securities Public Offering.

Management has decided to carry the investments at cost.

As part of the series of transactions discussed in Note 1, the Partnership received a non-cash capital contribution, in the form of a 30% ownership interest in Lepercq, de Neuflize Asset Management LLC, and certain brokerage accounts, valued at $25,000.

The LLC operating agreement allocates profit to the Partnership only upon the sale of LLC assets or upon the completion of a merger in which the LLC is not the surviving entity. As such, the investment is reported at its carrying value.

7. Profit-Sharing Plan

Lepercq, de Neuflize/Tocqueville Securities L.P. is a participating employer in the Tocqueville Asset Management L.P. Tax Deferred Savings Plan. The plan is a defined contribution plan that covers substantially all of the Partnership's employees. Contributions to the plan are based on a formula as stated in the plan agreement. For 2005, a participant may elect to defer 100% of compensation up to a maximum of $14,000 or $18,000 if at least age 50 by the end of 2005. The Partnership may contribute on behalf of each participant a matching contribution, up to 100% of each participant's elective deferral, but elective deferrals that exceed 5% of compensation will not be considered. The maximum matching contribution for 2005 is $10,500.

8. Clearing Broker

The Partnership clears its customers' transactions through another broker-dealer on a fully disclosed basis.

9. Litigation

The Partnership is a defendant in a lawsuit filed by Fundamental Portfolio Advisors, Inc. for alleged breach of contract. On March 19, 2002, the New York State Supreme Court granted defendants' motion to dismiss as to plaintiffs' claims of tortuous interference with contractual advantage and fraud. By order dated February 10, 2004, the court granted the defendants' motion for summary judgment dismissing the final claim of breach of contract. On March 9, 2004, the plaintiffs filed notice appealing the Trial Court's judgment. By order dated October 4, 2005, the New York State Supreme Court, Appellate Division, First Department (the Appellate Court) affirmed the Trial Court's order granting the Partnership's motion for summary judgment. By order dated December 8, 2005, the Appellate Court granted Fundamental's application to appeal its decision to the New York State Court of Appeals. On February 17, 2006, the plaintiffs submitted their brief to the Court of Appeals. The Partnership must submit their brief in response on or before April 6, 2006. Plaintiffs may submit a reply on or before April 19, 2006. The Court of Appeals has scheduled oral argument for May 3, 2006.

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

Independent Auditor's Supplementary Report on Internal Control Structure Required by SEC Rule 17a-5

To the General and Limited Partners of
Lepercq, de Neuflize/Tocqueville Securities L.P.

In planning and performing our audits of the financial statements of Lepercq, de Neuflize/Tocqueville Securities L.P. for the years ended December 31, 2005, 2004 and 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Pegg & Pegg LLP

New York, NY
March 23, 2006